Page 1 of of 12 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.3)*

                               VAIL RESORTS, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  91879Q109
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 13, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No.  91879Q109                        Page 2 of  12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              160,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               993,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               160,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       10,442,200
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,602,200
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91879Q109                        Page 3 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               200,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       9,648,900
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,648,900
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       36.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  91879Q109                       Page 4 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              160,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               793,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               160,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                         793,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       953,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91879Q109                        Page 5 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            9,448,900
   BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       9,448,900
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,448,900
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       35.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  91879Q109                       Page 6 of 12 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               160,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                993,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                160,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       10,442,200
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,602,200
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 7 of 12 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
               Vail Resorts, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               Post Office Box 7
               c/o Anaconda Towers
               Vail, CO 81658
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background
          (a)  Name:
               Baron Capital Group, Inc.  ("BCG")
               BAMCO, Inc.  ("BAMCO")
               Baron Capital Management, Inc.  ("BCM")
               Baron Asset Fund ("BAF")
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (c)  Present Principal Employment:
               BCG:             Holding company
               BAMCO:           Investment adviser
               BAF:             Investment company
               Ronald Baron:    President and majority shareholder:
                                BCG, BCM, BAMCO
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (d)  Record of Convictions:
               During the last five years, Filing Persons were not convicted In a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Filing Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               BCG, BAMCO and BCM are New York corporations. Ronald Baron is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration
           Ronald Baron owns no shares of the issuer directly.
           BAMCO directed the purchase of 5,648,900 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $125,190,939. Of those shares, 5,448,900 were purchased for the account of BAF, for a total purchase price of $120,903,585. An additional 4,000,000 shares of the Issuer were purchased in a privately negotiated transaction for the account of BAF from Apollo Ski Partners, L.P. The shares were purchased for an aggregate price of $112,000,000. BCM directed the purchase of 793,300 shares of the issuer for its investment advisory clients for an aggregate purchase price of $17,746,878 and 160,000 shares for two investment partnerships for an aggregate purchase price of $3,529,265. All of the shares were paid for by cash assets in the respective clients' accounts and by margin borrowings for the account of one BCM client pursuant to standard margin agreements with Spear, Leeds & Kellogg.

                                                Page 8 of 12 Pages

  Item 4.  Purpose of Transaction
           The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. Filing Persons reserve the right to discuss management and other proposals with other persons.

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               BCG:            10,620,200        40.0%*
               BAMCO:           9,648,900        36.4%*
               BCM:               953,300         3.6%*
               BAF:             9,448,900        35.6%
               Ronald Baron:   10,620,200        40.0%*
                *Disclaims beneficial ownership of these shares
           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                     BCG*:               160,000
                     BAMCO*:                   0
                     BCM*:               160,000
                     BAF:              9,448,900
                     Ronald Baron*:      160,000
               (ii)  shared power to vote or direct the vote:
                     BCG*:               993,300
                     BAMCO*:             200,000
                     BCM*:               793,300
                     BAF:                      0
                     Ronald Baron*:      993,300
              (iii)  sole power to dispose or to direct the disposition:
                     BCG*:               160,000
                     BAMCO*:                   0
                     BCM*:               160,000
                     BAF:                      0
                     Ronald Baron*:      160,000
               (iv)  shared power to dispose or direct the disposition:
                     BCG*:            10,442,200
                     BAMCO*:           9,648,900
                     BCM*:               793,300
                     BAF:              9,448,900
                     Ronald Baron*:   10,442,200
         *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to disposition, but not vote, of the BAF shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investment partnerships for which BCM and Ronald Baron serve as general partners. BAMCO and its related control persons have no power to vote the shares owned by BAF.

           (c) A schedule of transactions effected in the last sixty days is attached hereto.
           (d) Ownership of More than Five Percent on Behalf of Another Person:
               BAF and the investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.
           (e) Ownership of Less than Five Percent:
               Not applicable.

                                           Page 9 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           BAMCO and the Issuer have entered into a Standstill and Registration Rights Agreement where, among other things, BAMCO agrees that it will not directly or indirectly (through affiliates or otherwise)acquire more than 500,000 additional shares of the Issuer's common stock, as adjusted for recapitalization. The Board of Trustees of BAF has determined to allocate sole voting power of all shares held by BAF to a committee of the independent trustees of BAF until such time as the Board of Trustees determine otherwise. By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to vote and to dispose or direct the disposition of the securities in the advisory accounts subject, in the case of BAF, to the overall authority and supervision of the Board of Trustees. All such agreements are, however, revocable on not more than 60 days prior notice. Accordingly, the Filing Persons believe that as a general matter the Filing Persons that are investment advisers share voting and disposition power with their clients. The investment advisory agreements of the Baron Funds are filed as exhibit 99 to Form N1-A for BAF and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of transactions.
          Exhibit 99A- Standstill Agreement

 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 14, 1998

                              Baron Capital Group, Inc., BAMCO, Inc.,
                              Baron Capital Management, Inc. and
                              Baron Asset Fund
                              By:

                              /s/ Ronald Baron
                              _______________________________________
                                  Ronald Baron, President


                              Ronald Baron, Individually
                              By:

                              /s/ Ronald Baron
                              _______________________________________
                                  Ronald Baron